SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA


10015952

June 10, 2010

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published June 9, 2010.

Best regards,
Skanska AB



Marianne Bergström

Published	Item	Document name	Required by
June 9, 2010	Press Release	Skanska's investment in New Karolinska Solna to amount to approximately SEK 600 M – construction contract to amount to approximately SEK 14.5 billion	law and by the listing agreement with Stockholm Stock Exchange
June 9, 2010	Press Release	Skanska to expand hospital in California for USD 73 M, approximately SEK 570 M	law and by the listing agreement with Stockholm Stock Exchange



File Number 82-34932

SKANSKA

Press Release

June 9, 2010
08:30 am CET

Skanska's investment in New Karolinska Solna to amount to approximately SEK 600 M – construction contract to amount to approximately SEK 14.5 billion

The Board of Stockholm County Council has revised the allocation decision of May 4, which entails that Skanska has secured the assignment to design and construct the New Karolinska Solna, amounting to approximately SEK 14.5 billion. The new allocation decision means that Skanska's investment will be brought forward and will amount to approximately SEK 600 M, instead of the SEK 650 M calculated earlier.

The project is the first in health and medical care in Sweden to be conducted as a Public Private Partnership (PPP). Skanska and Innisfree each own 50 percent of the consortium that will be responsible for the financing, design, construction, operation and maintenance of the new hospital until 2040. All health and medical care provided in the new hospital will be conducted by the County Council as previously.

The design and construction contract will be included in order bookings when the allocation decision takes force and the final financing agreement has been signed. This is expected to occur in June and will be announced then in a separate press release.

A more detailed description of the project can be found on the project's website www.nyakarolinskasolna.se and Skanska's website www.skanska.com/nks

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For further information please contact:

Pontus Winqvist, Senior Vice President, Investor Relations, Skanska AB, tel +46 10-448 88 51
Per-Lennart Berg, spokesperson, Skanska, tel +46 10-448 88 28
Direct line for media: +46 10-448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on its global green experience, Skanska aims to be the clients' first choice for green solutions. The Group currently has 53,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2009 totaled SEK 137 billion.

SKANSKA

Press Release

June 9, 2010
08:45 am CET

Skanska to expand hospital in California for USD 73 M, approximately SEK 570 M

Skanska has secured the assignment to assume responsibility for construction management in the expansion of a hospital in Napa County, California. The contract amount totals USD 73 M, corresponding to approximately SEK 570 M, which will be included in order bookings for the second quarter.

The contract pertains to an approximately 6,500 square-meter expansion that will house six surgical suites, 20 intensive-care beds and a clinical laboratory section.

The building will be designed to enable environmental certification in accordance with the LEED (Leadership in Energy and Environmental Design) international environmental classification systems. Implementation and planning will be conducted using Lean Construction practices and Building Information Modeling technology (BIM).

Work on the site will begin this summer and is scheduled for completion at the end of 2012.

Skanska USA is one of the leading development and construction companies in the country, consisting of four business units: Skanska USA Building, which specializes in building construction; Skanska USA Civil, specialized in civil infrastructure; Skanska Infrastructure Development, which develops public-private partnerships; and Skanska Commercial Development, which develops commercial development projects in select U.S. markets. Headquartered in New York, Skanska USA has approximately 7,000 employees and its 2009 revenues were SEK 44 billion.

For further information please contact:

Jay Weisberger, Communications Manager, Skanska USA,
tel +1 206 494 5469
Per-Lennart Berg, Spokesperson, Skanska, tel +46 (0)10-448 88 28
Direct line for media: +46 (0)10-448 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on its global green experience, Skanska aims to be the clients' first choice for green solutions. The Group currently has 53,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2009 totaled SEK 137 billion.